[redacted]

SECU 06005278 SION

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SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH. D.C. 213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 29577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Network Investment Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 N. Sepulveda Blvd.
(No. and Street)

El Segundo	CA	90245-5672
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wayne Larsen (310) 326-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Ste 2800	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

PROCESSED APR 26 2006 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wayne B. Larsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Network Investment Corp., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAXINE SIMMS
Commission # 1499243
Notary Public - California
Los Angeles County
My Comm. Expires Jul 6, 2008

Signature

Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Network Investment Corporation
Financial Statement
For the year ended December 31, 2005

Contents

Ernst & Young

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
Financial Network Investment Corporation

We have audited the accompanying statement of financial condition of Financial Network Investment Corporation (the Company, a wholly owned subsidiary of FNI International, Inc., which is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Financial Network Investment Corporation at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Atlanta, Georgia
February 14, 2006

Financial Network Investment Corporation
Statement of Financial Condition
December 31, 2005
(Dollars in Thousands)

Assets		
Cash and cash equivalents	$	27,638
Restricted cash		120
Securities owned, at fair market value		267
Commissions and concessions receivable		16,093
Accounts receivable, net of allowance of $220		5,649
Notes receivable		4,756
Due from affiliates		625
Prepaid expenses		257
Deferred income tax asset		7,439
Deferred compensation plans investment		16,961
Other assets		36
Total assets	$	79,841
Liabilities and stockholder's equity		
Liabilities:		
Securities sold not yet purchased, at fair market value		277
Commissions and concessions payable		16,014
Accounts payable and accrued expenses		10,983
Due to affiliates, including $513 under tax allocation agreement		6,907
Deferred compensation plans accrued expenses		17,242
Other liabilities		4,630
Total liabilities		56,053
Stockholder's equity:		
Common stock ($.001 par value; 5,000,000 shares authorized; 1,000,000 shares issued and outstanding)		1
Additional paid-in capital		4,817
Retained earnings		18,970
Total stockholder's equity		23,788
Total liabilities and stockholder's equity	$	79,841

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Ownership

Financial Network Investment Corporation (the Company) is a securities broker-dealer engaged in the sale of securities to the general public through a national network of registered representatives. The Company is also a registered investment advisor providing investment advice and financial planning services to clients residing in the United States. The Company is a wholly owned subsidiary of FNI International, Inc. (FNII or Parent) and has certain transactions with other subsidiaries of FNII. FNII is a wholly owned subsidiary of ING Retail Holding Company, Inc. (ING RHC) and ultimately of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly owned subsidiary of ING Groep N.V. (ING), a global financial services holding company based in The Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. The Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less when purchased to be cash and cash equivalents.

Restricted Cash

Cash of $100 at December 31, 2005 has been deposited in an escrow account at Pershing, LLC as part of a related clearing agreement.

Cash of $20 at December 31, 2005 has been deposited in an escrow account at National Securities Clearing Corporation.

Securities Owned

Securities owned are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are carried at market value.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, are recorded at market value. Market value is generally determined by quoted prices on national exchanges. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased represent obligations to deliver specified securities sold short at prevailing market prices in the future to satisfy these obligations, generally within three business days.

Accounts Receivable

Accounts receivable are shown at their net realizable value.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments. In this event, the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. Significant components of the Company's deferred tax assets and liabilities at December 31, 2005 are as follows:

Current:		
Federal	$	6,780
State		1,872
		8,652
Deferred:		
Federal		(1,101)
State		(417)
		(1,518)
Total	$	7,134

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

4. Contingencies

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

As with many financial services companies, the Company and certain of its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company believes full cooperation has been and is being provided.

The Company has received notice from the staff of the National Association of Securities Dealers (NASD) that the staff has made a preliminary determination to recommend that disciplinary action be brought against it for violations of the NASD Conduct Rules in connection with directed brokerage. Other regulators may take some form of action with respect to the Company or its affiliates before concluding activity relating to this matter. The Company believes an adequate accrual has been made in the financial statements for any liability that may result from this action.

The potential outcome of this and other such actions is difficult to predict. Depending upon the actual outcome, which could include but is not limited to a settlement involving penalties, the Company or certain of its affiliates could experience adverse effects. ING management believes, however, that the actual outcome of such action will not have a material adverse effect on the Company or ING's U.S. business.

(Dollars in Thousands)

The New York Attorney General's office and other regulators are also conducting other broad investigations involving the financial services industry. These initiatives currently focus on, among other things, compensation and other sales incentives, conflicts of interest, anti-competitive activity, marketing practices, and disclosure. It is likely that the scope of these investigations will further broaden before the investigations are concluded. Like other financial services companies, U.S. affiliates of ING have received formal and informal requests in this regard, and are cooperating fully with each request for information.

5. Commitments

The Company is obligated by certain other agreements to make additional loans to certain of its representative agents under terms similar to the existing promissory note agreements which contain a provision for forgiveness of principal and accrued interest if the representative agent meets specified commission production levels. These loans will be made at specified annual intervals from October 2006 through October 2009 in the amount of $250 each.

6. Operating Leases

In the normal course of business, the Company enters into certain noncancelable lease agreements, mainly for office space and equipment. The office space agreement requires the Company to provide for property taxes, normal maintenance, and insurance.

Future minimum lease payments at December 31, 2005, were:

2006	$	206
2007		223
2008		232
2009		237
2010		251
Thereafter		230
Total future minimum lease payments	$	1,379

7. Employee and Registered Representative Benefits

401(k) and Pension Plans

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plan in 2005 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

Deferred Compensation Plan

The purpose of the deferred compensation plan for registered representatives is to provide participants with an effective means of deferring a portion of any commission and fees they are entitled to receive. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Company credits interest to these accounts based upon the actual rate of return of the underlying investment choice. This plan is unfunded; therefore, benefits are paid from the general assets of the Company. However, the Company has made investments in options that mirror amounts and elections of the participants, of which $16,961 is included as an asset on the statement of financial condition and is carried at market value. The total of net participant deferrals, which is reflected as a liability on the statement of financial condition, was $17,242.

8. Related Party Transactions

FN Insurance Services, Inc. and FN Insurance Services of Texas, Inc., affiliated companies, act as agents in collecting insurance commissions in certain states.

During 2005, the Company engaged ING Brokers Network, LLC (ING BN), an affiliated company, ING AIH, and ING RHC to provide administrative services.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly owned subsidiary of its Parent.

9. Subordinated Debt

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The Company's subordinated debt of $4,000 matured in June 2005 and was paid in full.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 5% of aggregate debits. At December 31, 2005, the Company had net capital of $1,760 which was $1,510 in excess of required net capital. The Company had no aggregate debit items at December 31, 2005.

SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2006
WASH, D.C.
213
SECTION

FINANCIAL STATEMENT

Financial Network Investment Corporation

For the year ended December 31, 2005
with Report of Independent Auditors